                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                           For the month of April 2007

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes       No  X
                                    ---      ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

     This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: April 12, 2007                    By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

   UNCONSOLIDATED NET INCOME OF PS 111,323 MILLION FOR THE MONTH OF MARCH 2007
         TOTALING PS 222,966 MILLION FOR THE FIRST THREE MONTHS OF 2007

MEDELLIN, COLOMBIA, APRIL 12, 2007

BANCOLOMBIA reported unconsolidated net income of Ps 111,323 million during the past month of March.

During March, total net interest income, including investment securities amounted to Ps 150,128 million. Additionally, total net fees and income from services totaled in the month Ps 50,873 million.

Total assets amounted to Ps 27.71 trillion, total deposits totaled Ps 18.89 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 3.13 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 2.86% as of March 31, 2007, and the level of allowance for past due loans was 126.39%.

Dividend income amounted to Ps 66,544 for the month of March.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in January 2007 was as follows: 18.4% of total deposits, 19.9% of total net loans, 19.5% of total savings accounts, 21.0% of total checking accounts and 13.2% of total time deposits.

* This report corresponds to the unconsolidated financial statements of BANCOLOMBIA. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

CONTACTS
SERGIO RESTREPO      JAIME A. VELASQUEZ   MAURICIO BOTERO
EXECUTIVE VP         FINANCIAL VP         IR MANAGER
TEL.: (574)5108668   TEL.: (574)5108666   TEL.: (574)5108866

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                                                                                 Growth
BANCOLOMBIA S.A.                                                                              Mar07/Feb07         Growth
BALANCE SHEET                                                     AS OF                  ---------------------    Annual
(PS Millions)                                       MAR-06       FEB-07       MAR-07          $           %         %
----------------                                  ----------   ----------   ----------   -----------   -------   -------
ASSETS
Cash and due from banks                            1,273,902    1,373,879    1,619,057       245,178     17.85%    27.09%
Overnight funds sold                                 103,913      254,997    1,003,168       748,171    293.40%   865.39%
TOTAL CASH AND EQUIVALENTS                         1,377,815    1,628,876    2,622,225       993,349     60.98%    90.32%
                                                  ----------   ----------   ----------    ----------   -------   -------
DEBT SECURITIES                                    6,980,440    4,536,137    4,217,210      -318,927     -7.03%   -39.59%
Trading                                            4,721,343    2,134,951    1,840,863      -294,088    -13.77%   -61.01%
Available for Sale                                 1,180,035    1,277,563    1,260,883       -16,680     -1.31%     6.85%
Held to Maturity                                   1,079,062    1,123,623    1,115,464        -8,159     -0.73%     3.37%
EQUITY SECURITIES                                    879,287      871,446    1,081,727       210,281     24.13%    23.02%
Trading                                                3,566        2,500      120,934       118,434   4737.36%  3291.31%
Available for Sale                                   875,721      868,946      960,793        91,847     10.57%     9.71%
Market value allowance                               -59,738      -30,326      -29,614           712     -2.35%   -50.43%
NET INVESTMENT SECURITIES                          7,799,989    5,377,257    5,269,323      -107,934     -2.01%   -32.44%
                                                  ----------   ----------   ----------    ----------   -------   -------
Commercial loans                                  10,048,067   13,508,509   13,620,491       111,982      0.83%    35.55%
Consumer loans                                     2,076,406    2,761,331    2,824,068        62,737      2.27%    36.01%
Small business loans                                 113,980      108,008      123,044        15,036     13.92%     7.95%
Mortgage loans                                     1,520,284    1,599,278    1,705,501       106,223      6.64%    12.18%
Allowance for loans and financial leases losses     -565,063     -641,479     -656,995       -15,516      2.42%    16.27%
NET TOTAL LOANS AND FINANCIAL LEASES              13,193,674   17,335,647   17,616,109       280,462      1.62%    33.52%
                                                  ----------   ----------   ----------    ----------   -------   -------
Accrued interest receivable on loans                 146,306      194,235      186,482        -7,753     -3.99%    27.46%
Allowance for accrued interest losses                 -8,159       -8,518       -8,948          -430      5.05%     9.67%
NET TOTAL INTEREST ACCRUED                           138,147      185,717      177,534        -8,183     -4.41%    28.51%
                                                  ----------   ----------   ----------    ----------   -------   -------
Customers' acceptances and derivatives               104,018      164,355      173,456         9,101      5.54%    66.76%
Net accounts receivable                              274,535      306,157      383,756        77,599     25.35%    39.78%
Net premises and equipment                           336,655      363,020      364,712         1,692      0.47%     8.33%
Foreclosed assets                                     25,158       14,490       17,310         2,820     19.46%   -31.19%
Prepaid expenses and deferred charges                 18,347       24,830       21,256        -3,574    -14.39%    15.86%
Goodwill                                              45,297       35,555       33,250        -2,305     -6.48%   -26.60%
Other                                                268,809      374,364      366,404        -7,960     -2.13%    36.31%
Reappraisal of assets                                596,771      803,505      666,123      -137,382    -17.10%    11.62%
                                                  ----------   ----------   ----------    ----------   -------   -------
TOTAL ASSETS                                      24,179,215   26,613,773   27,711,458     1,097,685      4.12%    14.61%
                                                  ----------   ----------   ----------    ----------   -------   -------

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                               3,211,363    3,970,158    4,243,345       273,187      6.88%    32.14%
Checking accounts                                  2,870,752    3,718,436    3,806,841        88,405      2.38%    32.61%
Other                                                340,611      251,722      436,504       184,782     73.41%    28.15%
                                                  ----------   ----------   ----------    ----------   -------   -------
INTEREST BEARING                                  10,989,172   13,860,273   14,651,045       790,772      5.71%    33.32%
Checking accounts                                    272,441      317,032      340,987        23,955      7.56%    25.16%
Time deposits                                      3,567,443    3,337,017    3,556,292       219,275      6.57%    -0.31%
Savings deposits                                   7,149,288   10,206,224   10,753,766       547,542      5.36%    50.42%
                                                  ----------   ----------   ----------    ----------   -------   -------
TOTAL DEPOSITS                                    14,200,535   17,830,431   18,894,390     1,063,959      5.97%    33.05%
Overnight funds                                    1,516,665    1,734,703      546,452    -1,188,251    -68.50%   -63.97%
Bank acceptances outstanding                          39,443       61,255       53,284        -7,971    -13.01%    35.09%
Interbank borrowings                               1,815,768      967,545    1,581,683       614,138     63.47%   -12.89%
Borrowings from domestic development banks         1,066,620      679,980      749,447        69,467     10.22%   -29.74%
Accounts payable                                     804,192      607,421    1,533,197       925,776    152.41%    90.65%
Accrued interest payable                             126,224      107,064      114,746         7,682      7.18%    -9.09%
Other liabilities                                    338,340      268,006      268,525        -9,481     -3.54%   -23.59%
Bonds                                              1,050,778      567,403      560,185        -7,218     -1.27%   -46.69%
Accrued expenses                                     239,883      243,965      290,666        46,701     19.14%    21.17%
                                                  ----------   ----------   ----------    ----------   -------   -------
TOTAL LIABILITIES                                 21,198,448   23,067,773   24,582,575     1,514,802      6.57%    15.96%
                                                  ----------   ----------   ----------    ----------   -------   -------
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                       363,914      363,914      363,914            --      0.00%     0.00%
                                                  ----------   ----------   ----------    ----------   -------   -------
RETAINED EARNINGS                                  1,481,622    1,922,951    1,647,070      (275,881)   -14.35%    11.17%
Appropiated                                        1,228,943    1,811,308    1,424,104            --    -21.38%    15.88%
Unappropiated                                        252,679      111,643      222,966       111,323     99.71%   -11.76%
                                                  ----------   ----------   ----------    ----------   -------   -------
REAPPRAISAL AND OTHERS                             1,082,237    1,262,382    1,125,001      (137,381)   -10.88%     3.95%
GROSS UNREALIZED PAIN OR LOSS ON DEBT SECURITIES      52,994       (3,247)      (7,102)       (3,855)   118.72%  -113.40%
                                                  ----------   ----------   ----------    ----------   -------   -------
TOTAL SHAREHOLDER'S EQUITY                         2,980,767    3,546,000    3,128,883      (417,117)   -11.76%     4.97%
                                                  ----------   ----------   ----------    ----------   -------   -------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY        24,179,215   26,613,773   27,711,458     1,097,685      4.12%    14.61%
                                                  ==========   ==========   ==========    ==========   =======   =======

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

BANCOLOMBIA S.A.                                          Accumulated       Growth         Month          Growth
INCOME STATEMENT                                       -----------------    Annual   -----------------    Month
(Ps Millions)                                           Mar-06    Mar-07      %       Feb-07    Mar-07      %
----------------                                       -------   -------   -------   -------   -------   -------
INTEREST INCOME AND EXPENSES
Interest on loans                                      425,208   553,033     30.06%  179,039   198,244    10.73%
Interest on investment securities                      101,289    57,653    -43.08%   16,139    26,902    66.69%
Overnight funds                                          5,904    10,162     72.12%    2,881     3,445    19.58%
TOTAL INTEREST INCOME                                  532,401   620,848     16.61%  198,059   228,591    15.42%
                                                       -------   -------   -------   -------   -------   ------
Interest expense
Checking accounts                                        1,908     4,701    146.38%    1,476     1,473    -0.20%
Time deposits                                           52,115    57,847     11.00%   18,800    19,846     5.56%
Savings deposits                                        55,156    93,581     69.67%   27,176    37,697    38.71%
TOTAL INTEREST ON DEPOSITS                             109,179   156,129     43.00%   47,452    59,016    24.37%
                                                       -------   -------   -------   -------   -------   ------
Interbank borrowings                                    28,297    14,945    -47.19%    4,629     5,165    11.58%
Borrowings from domestic development banks              15,099    11,894    -21.23%    3,915     4,065     3.83%
Overnight funds                                         12,135    21,766     79.37%    8,865     6,272   -29.25%
Bonds                                                   22,246    12,810    -42.42%    4,089     3,945    -3.52%
TOTAL INTEREST EXPENSE                                 186,956   217,544     16.36%   68,950    78,463    13.80%
                                                       -------   -------   -------   -------   -------   ------
NET INTEREST INCOME                                    345,445   403,304     16.75%  129,109   150,128    16.28%
Provision for loan and accrued interest losses, net    (42,299)  (51,698)    22.22%  (20,968)  (17,681)  -15.68%
Recovery of charged-off loans                           15,899    13,335    -16.13%    4,306     4,030    -6.41%
Provision for foreclosed assets and other assets        (7,805)   (4,522)   -42.06%   (1,430)   (1,867)   30.56%
Recovery of provisions for foreclosed assets and
   other assets                                          8,502    25,923    204.90%   16,375     4,471   -72.70%
                                                       -------   -------   -------   -------   -------   ------
TOTAL NET PROVISIONS                                   (25,703)  (16,962)   -34.01%   (1,717)  (11,047)  543.39%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
   AND ACCRUED INTEREST LOSSES                         319,742   386,342     20.83%  127,392   139,081     9.18%
                                                       -------   -------   -------   -------   -------   ------
Commissions from banking services and other services    16,186    20,207     24.84%    6,110     7,915    29.54%
Electronic services and ATM's fees, net                 20,725    17,489    -15.61%    5,557     6,038     8.66%
Branch network services, net                            12,833    24,087     87.70%    7,592     8,534    12.41%
Collections and payments fees, net                      15,164    24,927     64.38%    7,997     8,963    12.08%
Credit card merchant fees, net                           2,235     6,119    173.78%    1,981     1,473   -25.64%
Credit and debit card fees, net                         59,248    56,547     -4.56%   20,066    16,039   -20.07%
Checking fees, net                                      14,727    16,285     10.58%    4,938     5,995    21.41%
Check remittance, net                                    2,852     2,698     -5.40%      970       862   -11.13%
International operations, net                            5,441     8,171     50.17%    2,750     2,633    -4.25%
TOTAL FEES AND OTHER SERVICE INCOME                    149,411   176,530     18.15%   57,961    58,452     0.85%
                                                       -------   -------   -------   -------   -------   ------
Other fees and service expenses                        (16,995)  (22,138)    30.26%   (7,714)   (7,579)   -1.75%
TOTAL FEES AND INCOME FROM SERVICES, NET               132,416   154,392     16.60%   50,247    50,873     1.25%
                                                       -------   -------   -------   -------   -------   ------
OTHER OPERATING INCOME
Net foreign exchange gains                              10,701   (13,336)  -224.62%  (10,488)   (8,737)  -16.70%
Forward contracts in foreign currency                    4,730    27,296    477.08%    8,707    24,038   176.08%
Gains(Loss) on sales of investments on equity
   securities                                           34,174   (13,319)  -138.97%  (14,175)       --        *
Gains on sale of mortgage loan                              --        --      0.00%       --        --     0.00%
Dividend income                                        128,811   121,931     -5.34%   55,358    66,544    20.21%
Communication, rent payments and others                    394       362     -8.12%      113       117     3.54%
TOTAL OTHER OPERATING INCOME                           178,810   122,934    -31.25%   39,515    81,962   107.42%
                                                       -------   -------   -------   -------   -------   ------
TOTAL INCOME                                           630,968   663,668      5.18%  217,154   271,916    25.22%
OPERATING EXPENSES
Salaries and employee benefits                         129,298   147,762     14.28%   50,930    49,493    -2.82%
Bonus plan payments                                      6,728    10,187     51.41%    4,277     2,831   -33.81%
Compensation                                               511     5,886   1051.86%    1,967     1,002   -49.06%
Administrative and other expenses                      155,026   191,810     23.73%   64,625    65,417     1.23%
Deposit security, net                                   13,217    10,581    -19.94%    3,527     3,527     0.00%
Donation expenses                                           39        99    153.85%       28        29     3.57%
Depreciation                                            16,921    18,030      6.55%    6,075     5,997    -1.28%
TOTAL OPERATING EXPENSES                               321,740   384,355     19.46%  131,429   128,296    -2.38%
                                                       -------   -------   -------   -------   -------   ------
NET OPERATING INCOME                                   309,228   279,313    -9.67%    85,725   143,620    67.54%
Merger expenses                                          4,664        --        *         --        --     0.00%
Goodwill amortization                                    5,661     6,914     22.13%    2,305     2,305     0.00%
NON-OPERATING INCOME (EXPENSE)
Other income                                            11,817    22,236     88.17%    9,252     6,008   -35.06%
Other expense                                          (13,843)  (15,010)     8.43%   (3,511)   (4,841)   37.88%
TOTAL NON-OPERATING INCOME                              (2,026)    7,226   -456.66%    5,741     1,167   -79.67%
INCOME BEFORE INCOME TAXES                             296,877   279,625     -5.81%   89,161   142,482    59.80%
Income tax expense                                     (44,198)  (56,659)    28.19%   (9,156)  (31,159)  240.31%
                                                       -------   -------   -------   -------   -------   ------
NET INCOME                                             252,679   222,966    -11.76%   80,005   111,323    39.15%
                                                       =======   =======   =======   =======   =======   ======